Cybriatech Inc.

B2, 6/F, Phase-2 Hang Fund Industrial Building

2G, Hok Yuen Street, Hung Hom, Kowloon

Hong Kong

January 6, 2026

Via Edgar

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cybriatech Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 15, 2025
File No. 333-287896

Dear Officer:

This letter is in response to the letter dated December 2, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cybriatech Inc. (the “Company,” “we,” and “our”). For ease of reference, the Staff’s comments are recited below in bold and are followed by the Company’s responses. Amendment No. 5 to the Registration Statement on Form S-1 (the “S-1/A”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form S-1 filed on October 15, 2025

Risk Factors, page 8

1.

We note your response to prior comment 1, including your revisions to state that you do not have any effective customer agreements that are currently generating revenue, and reissue in part. Please add risk factor disclosure to address this point by way of stand-alone risk factor or otherwise, including the current or potential impact on your financial condition and results of operation as well as liquidity and ability to continue as a going concern. Please also revise your Description of Business section to prominently state this information and clarify whether the disclosure in your Overview of Current Operations section is aspirational.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised on page 35 of and throughout the Registration Statement to disclose that we have one effective customer agreement that is currently generating revenue.

Financial Statements, page F-1

2.	Please update your financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated its financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.

Thank you in advance for your assistance in reviewing our responses and the Amendment No. 5 to Form S-1. Should you have any questions with respect to the above responses or the Form S-1/A, please do not hesitate to contact me.

Sincerely,

/s/ Hongyan Yu

Hongyan Yu

Chief Executive Officer